

Mail Stop 3561

May 6, 2010

Mr. Matthew C. Moellering
Chief Financial Officer
Express Parent LLC
One Limited Parkway
Columbus, OH 43230

> **RE: Express Parent LLC**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-164906**
> **Filed April 30, 2010**

Dear Mr. Moellering:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Risk Factors, page 4

1.   We note you disclose your outstanding indebtedness and minimum annual rental obligations as of January 30, 2010, and elsewhere in your document you disclose cash and cash equivalents, as well as your borrowing capacity, as of April 3, 2010. Please revise to update these disclosures as of a more current date.

<u>Certain Relationships and Related Party Transactions, page 117</u>

2.   Please revise your disclosure on pages 126-127 regarding confidentiality
        provisions to more clearly reconcile to exhibit 4.5. For example, it appears that
        Limited Brands will be able to use confidential information "in connection with
        its investment in the Company," as well as "for purposes of [your] business." In
        this regard, it is unclear how "in connection with its investment" and the
        provisions of Section 5 of the agreement define or impact the confidential
        relationship between the parties. Please revise accordingly.

<u>Exhibits</u>

3.   It is unclear whether exhibits 2.3 and 2.4 had been filed in their entirety as we
        note references to exhibits which did not appear to have been included. Please
        advise or revise.

<u>Exhibit 3.1</u>

4.   With a view to disclosure, please advise us of the purpose and scope of the last
        sentence of Article 10, Section 1. Please advise whether you intend for this
        provision to prevent you from asserting usurpation of a corporate opportunity in
        any circumstance in which the law otherwise would permit you to do so.

5.   With a view to disclosure, please advise us of the purpose and scope of Article 10,
        Section 4. Without limiting the generality of the foregoing, please advise whether
        you intend for this provision to prevent you from asserting usurpation of a
        corporate opportunity in any circumstance in which the law otherwise would
        permit you to do so.

<u>Exhibit 5.1</u>

6.   Your second full paragraph defines the term "Shares," however the definition
        does not appear to make sense in the context. Please revise or advise.

7.   We note your statement that your opinion is limited to the General Corporation
        Law of the State of Delaware. Please revise your opinion to cover all applicable
        statutory provisions, the rules and regulations underlying those provisions, and
        applicable judicial and regulatory determinations.

8.   Please revise to remove your assumptions regarding "the authority of such
        persons signing on behalf of the parties thereto and the due authorization,
        execution and delivery of all documents by the parties thereto."   The opinion
        should not assume conclusions of law as to legal authority of individuals and due

authorization of the common stock. Alternatively, please advise why such assumptions are appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc.   Robert Hayward
         (312) 862-2200